1030 W. Canton Ave., Suite 100	Winter Park, FL 32789

Telephone: 407-333-7440	www.rhgi.com

December 2, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N. E., Mail Stop 3561

Washington D.C., 20549

Re:

Ruth’s Hospitality Group, Inc.
Form 10-K for the Year Ended December 30, 2012
Filed March 13, 2013
File No. 000-51485
Form 10-Q for the Quarter Ended September 29, 2013
Filed November 6, 2013
File No. 000-51485

Dear Ms. Cvrkel:

We are responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”) to Ruth’s Hospitality Group, Inc., dated November 18, 2013, regarding our Quarterly Report on Form 10-Q for the fiscal quarter ended September 29, 2013. We understand the importance of providing full, accurate and transparent filings and appreciate the Staff’s comment in an effort to improve our public disclosures. For ease of review, we repeat the Staff’s comment below in boldface, and our response follows directly below the Staff’s comment.

Form 10-Q for the period ended September 29, 2013

1.

We note that during the third quarter of fiscal year 2013, you settled two casualty loss claims and recognized an aggregate gain of $2.2 million, net of fees incurred. You indicated from your disclosure that the majority of the gain pertained to compensation awarded by the claims administrator pursuant to the settlement agreement reached in litigation related to the 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In light of the materiality of the gain and the fact that such amount was related to casualty loss claims, please tell us why classification of this gain within operating expenses is appropriate. We may have further comment upon reviewing your response.

Response: As a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, we suffered a loss of revenue and related operating income at several of our restaurants located on and near the coast of the Gulf of Mexico. We submitted claims for our restaurants located on and near the coast of the Gulf of Mexico to the court-appointed claims administrator, which showed historical operating income at the affected restaurants and how the operating income decreased subsequent to the 2010 Deepwater Horizon oil spill. The amount awarded to us by the claims administrator was compensation for our lost operating income. We did not suffer any property damage as a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico. We will revise our disclosure in future filings to clarify that the amount awarded to us by the claims administrator was compensation for our lost operating income.

We consider the compensation awarded pursuant to the settlement agreement to be substantially analogous to recoveries from business interruption insurance. Financial Accounting Standards Board Accounting Standards Codification Topic 225 states that “an entity may choose how to classify business interruption insurance recoveries in the statement of operations, as long as that classification is not contrary to existing generally accepted accounting principles.” Since our lost restaurant revenue and related profits, which the settlement represents, would have been classified within operating income on our income statement, and legal fees to recover lost operating income are typically classified as operating expenses on our income statement, we believe classifying compensation related to the 2010 Deepwater Horizon oil spill within operating expenses is appropriate and not contrary to existing generally accepted accounting principles.

We appreciate the Staff’s comment and hope that the foregoing has been responsive to it. If you have any questions about our responses, please contact me at (407) 829-3434.

Sincerely,

/s/ Arne G. Haak

Arne G. Haak

Executive Vice President and Chief Financial

Officer of Ruth’s Hospitality Group, Inc.